Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

ReNew Power Announces Its Addition to the

World Economic Forum’s Global Lighthouse Network

of Companies Leading in the Area of Technology-Enabled, Sustainable Growth

•	ReNew Power becomes World’s first clean energy company to be recognised as a Lighthouse by World Economic Forum.

•	ReNew joins cross-sector international network of companies recognized for use of technology to grow their bottom line, without increasing their environmental footprint.

•	ReNew joins a diverse group of Lighthouse companies from the tech, heavy industry, consumer products, healthcare and energy sectors.

New Delhi, India, March 15, 2021: ReNew Power (“ReNew” or “the Company”), India’s leading renewable energy company, today announced that it has been named to the World Economic Forum’s (WEF) Global Lighthouse Network, which recognizes companies using new technologies to achieve environmentally sustainable, community supportive, profitable growth. In announcing ReNew’s appointment, the WEF specifically noted the Company’s recent investments in digital analytics and machine learning to increase the power yield, and decrease the downtime, of its solar and wind generation assets, as factors in its appointment. ReNew is one of only two Indian companies to be recognized by the Global Lighthouse Network this year.

As announced on February 24, 2021, ReNew has entered into definitive agreement for a business combination with RMG Acquisition Corporation II (NASDAQ: RMGB, RMGBW, RMGBU), a publicly traded special purpose acquisition company (SPAC), that would result in ReNew becoming a publicly listed company. Completion of the proposed transaction is subject to customary closing conditions and is expected to occur in the second quarter of 2021.

ReNew’s Hubli facility was specifically nominated as a Global Lighthouse for its groundbreaking work in development and deployment of advanced analytics and machine learning solutions to increase the yield of ReNew’s wind and solar assets. The technology deployment helped ReNew improve employee productivity by 31% and reduce downtime for its assets by 31%, without incurring any additional capital expenditure.

Speaking about the honor, Mr. Sumant Sinha, Founder, Chairman and Chief Executive Officer of ReNew Power said, “We are delighted to be named a Global Lighthouse company by the World Economic Forum. The recognition is a testament to our transformation efforts as we embark on our journey to become a data driven, clean energy enterprise supporting India’s clean energy transition. As we gain scale, we will embrace technology even further, in a manner that helps us respond better to disruptions, prepare for shifts in supply-demand balance, and prioritize workforce development.”

The WEF Global Lighthouse Network is a group of 69 factories which serve as a platform to develop, replicate, and scale innovations, creating opportunities for cross-company learning and collaboration, while setting new benchmarks for the global manufacturing community.

Speaking about the Global Lighthouse Network, Mr. Enno de Boer, Partner, McKinsey & Company and Global Lead of its manufacturing work remarked, “The 69 Lighthouse manufacturers open a window into the future of operations. Though no industry is immune from digital transformation, four sectors are resetting benchmarks—Advanced Industries, Consumer Packaged Goods, Pharmaceutical and Medical products, and Heavy Industries. We are seeing a paradigm shift emerge, from reducing cost to more focus on enabling growth and environmental sustainability. The Lighthouses are proving that unlocking smart capacity through digital technologies is more effective than spending on capital infrastructure.”

Speaking about the Lighthouse program, Mr. Francisco Betti, Head of Shaping the Advanced Manufacturing and Production, World Economic Forum said, “This is a time of unparalleled industry transformation. The future belongs to those companies willing to embrace disruption and capture new opportunities. Today’s disruptions, despite their challenges, are a powerful invitation to re-envision growth. The lighthouses are illuminating the future of manufacturing and the future of the industry.”

ReNew Power, along with the World Economic Forum’s entire group of Global Lighthouse Network companies will be officially recognized at the “Lighthouse Live: Reimagining Operations for Growth” online event on March 17, 2021 at 8:00 am EST / 2:00 pm CET /6:30 pm IST. Interested parties may register for and attend the online event by clicking the link below: https://broadcast.mckinsey.com/332/4794/microsite/global-lighthouse-network-awards-2021.asp

About ReNew Power

ReNew Power Private Limited is India’s leading renewable energy independent power producer (IPP) by capacity and is the 13th largest global renewable IPP by operational capacity. ReNew develops, builds, owns, and operates utility-scale wind and solar energy projects, as well as distributed solar energy projects that generate electric power for commercial and industrial customers. As of December 31st 2020, ReNew Power had a total capacity of close to 10 GW of wind and solar energy projects across India, including commissioned and committed projects. ReNew has a strong track record of organic and inorganic growth. ReNew’s current group of stockholders contains several marquee investors including Goldman Sachs, CPP Investments, Abu Dhabi Investment Authority, GEF SACEF and JERA. For more information, please visit: www.renewpower.in; Follow ReNew Power on Twitter @ReNew_Power

About Global Lighthouse Network

The Global Lighthouse Network is a community of production sites and other facilities that are world leaders in the adoption and integration of the cutting-edge technologies of the Fourth Industrial Revolution (4IR). Lighthouses apply 4IR technologies such as artificial intelligence, 3D-printing and big data analytics to maximize efficiency and competitiveness at scale, transform business models and drive economic growth, while augmenting the workforce, protecting the environment, and contributing to a learning journey for all-sized manufacturers across all geographies and industries. The Global Lighthouse Network is a World Economic Forum project in collaboration with McKinsey & Co, factories and value chains that join the Network are designated by an independent panel of experts.

No Offer or Solicitation

This press release is for informational purposes only and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Media Contacts

Arijit Banerjee

arijit.banerjee@renewpower.in

+91 9811609245

Madhur Kalra

Madhur.kalra@renewpower.in

+91 9999016790

Investor Contact

Caldwell Bailey, ICR Inc.

IR@renewpower.com

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by PubCo or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of PubCo and a prospectus of PubCo. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and PubCo shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and PubCo are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.